DYNAGAS LNG PARTNERS LP
 Poseidonos Avenue and Foivis 2 Street
166 74 Glyfada, Athens, Greece
+30 210 891 7960

August 17, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Dynagas LNG Partners LP Registration Statement on Form F-3 (File No. 333-240014)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 initially filed with the United States Securities and Exchange Commission on July 22, 2020, and as amended on August 10, 2020, be accelerated so that it will be made effective at 4:00 p.m. Eastern Standard Time on Wednesday, August 19, 2020, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Keith J. Billotti at (212) 574-1274 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

DYNAGAS LNG PARTNERS LP

By:	/s/ Michael Gregos
Name: Michael Gregos
Title: Chief Financial Officer